EXHIBIT D

RECENT DEVELOPMENTS

The information included in this section supplements the information about Brazil contained in Brazil’s annual report for 2003 on Form 18-K filed with the SEC on June 30, 2004, as amended from time to time. To the extent the information in this section is inconsistent with the information contained in such annual report, the information in this section replaces such information. Initially capitalized terms not defined in this section have the meanings ascribed to them in that annual report. Cross-references in this section are to sections in that annual report.

Recent Political Developments

On October 15, 2003, the Chamber of Deputies approved a proposed bankruptcy law that had been under consideration by the Congress for ten years, as well as changes to the tax code. On July 6, 2004, the Brazilian Senate approved an amended version of the legislation in a second round of voting, that would, among other things, (i) place a cap on claims in bankruptcy proceedings by employees for such items as unpaid wages, unused vacation time and the 40% penalty for unjust dismissals at 150 times the monthly minimum wage; (ii) give secured credits (such as those held by banks) priority over tax claims in bankruptcy proceedings; and (iii) end a “succession” doctrine that makes a purchaser of assets from a bankrupt company or from a company under judicial reorganization responsible for certain of the insolvent company’s tax and social security obligations as a consequence of the acquisition, and, in the case of company under bankruptcy proceedings, the debtor’s labor claims. The Chamber of Deputies must approve the amended legislation in a final vote for it to become effective.

On August 18, 2004, the Brazilian Federal Supreme Court upheld the constitutionality of an 11% tax on retired civil servants’ pensions. However, the Supreme Court raised the level above which all pensions would be taxed to R$2,508 (which is the ceiling for retirement payments under the general social security system) per month from R$1,505 per month in the case of federal retirees and R$1,254 per month in the case of State and municipal retirees. The new threshold amount will continue to be indexed to the minimum wage. The tax was among the pension reform measures adopted in December 2003 by Constitutional Amendment No. 41 dated December 19, 2003.

In July 2004, a weekly news magazine in Brazil reported that Henrique Meirelles and Luiz Augusto Candiota, the Central Bank’s president and director of monetary policy, respectively, were being investigated by the public prosecutor’s office for tax evasion and other fiscal infractions and that their names had been mentioned at a congressional commission of inquiry (CPI) investigating capital flight through Banco do Estado do Paraná S.A. (Banestado), then the bank of the State of Paraná. According to the report, Mr. Meirelles had failed to file a tax return for 2001 on the grounds that he had been living abroad, although he had claimed that he was a resident of the State of Goiás during that period to run for Congress as a candidate of the Brazilian Social Democratic Party (PSDB). Mr. Candiota, according to the report, had failed to report transfers of funds through MTB Bank in New York. Both individuals have denied any wrongdoing. Mr. Candiota resigned from his position, saying that he wished to avoid harm to the Central Bank. The public prosecutor’s office subsequently confirmed that it was conducting these investigations. The same news magazine also reported that Cássio Casseb, president of Banco do Brasil S.A., was being investigated for his alleged failure to report US$500,000 in financial transactions abroad through accounts in his name at Citibank N.A. in the Bahamas and MTB Bank in New York. Mr. Casseb has denied these charges. The investigations are ongoing.

On September 2, 2004, the Brazilian attorney general’s office announced that it had found evidence to suggest that as many as 137 politicians and 411 senior government and State officials had used Banestado to transfer money out of Brazil illegally. The report released by the attorney general’s office stated that as much as US$24 billion had been moved out of the country between 1996 and 1999 through Banestado and other banks. None of the politicians was identified in the report. A congressional commission is also investigating alleged capital flight through Banestado.

President da Silva has issued Provisional Measure No. 207 dated August 13, 2004, elevating Mr. Meirelles’ position to ministerial rank. As a minister, Mr. Meirelles can only be tried by the Federal

Supreme Court. The opposition Liberal Front Party (PFL) and the PSDB have challenged the constitutionality of the provisional measure in the Federal Supreme Court. The Government also proposed legislation in August 2004 that would, among other things, establish a federal journalism council to regulate journalists’ activities.

Balance of Payments; Foreign Trade; International Reserves

During the first eight months of 2004, Brazil registered an accumulated trade surplus of approximately US$22.0 billion versus an accumulated trade surplus of approximately US$15.1 billion for the corresponding period in 2003. Exports for the first eight months of 2004 totaled US$61.4 billion, a 34.8% increase over the corresponding period in 2003. Imports for the first eight months of 2004 totaled US$39.4 billion, a 29.6% increase from the US$30.4 billion recorded for the corresponding period in 2003. The improvement in the trade balance during the first eight months of 2004 resulted in an accumulated current account surplus of approximately US$8.0 billion, compared to a surplus of approximately US$2.5 billion for the corresponding period in 2003. The accumulated balance of payments surplus was approximately US$1.0 billion for the first eight months of 2004, a 90.0% decrease from the US$9.5 billion balance of payments surplus for the corresponding period in 2003.

Preliminary trade figures for September 2004 indicate that Brazil registered an accumulated trade surplus of approximately US$25.1 billion versus an accumulated trade surplus of approximately US$17.8 billion for the corresponding period in 2003. Exports for the first nine months of 2004 totaled US$70.3 billion, which was the highest registered for the first nine months of any year, and a 33.1% increase over the corresponding period in 2003. Exports of manufactured, semi-manufactured and basic goods were at record levels for the first nine months of 2004, totaling US$37.3 billion, US$9.8 billion and US$22.1 billion, respectively. Imports for the first nine months of 2004 totaled US$45.2 billion, a 29.0% increase from the US$35.0 billion recorded in the corresponding period in 2003.

Brazil’s international reserves (which include gold and foreign exchange holdings) totaled US$37.8 billion on December 31, 2002, US$49.3 billion on December 31, 2003, US$49.7 billion on July 30, 2004 and US$49.5 billion on September 30, 2004.

Gross Domestic Product

Brazil’s gross domestic product (“GDP”) continued to grow for the fourth consecutive quarter. During the second quarter of 2004, GDP grew 1.5% relative to the immediately preceding quarter. The services sector was largely responsible for growth during the second quarter of 2004, with production rising 2.5% relative to the immediately preceding quarter. Growth in the agricultural and industrial sectors during the second quarter of 2004 was flat; the agricultural sector declined by 0.3% relative to the immediately preceding quarter, while the industrial sector grew 0.2%. Household consumption rose 1.5% during the second quarter of 2004 relative to the immediately preceding quarter in large part because of increasing employment and real wages.

GDP growth during the first half of 2004 reached 4.2% relative to the first half of 2003, the highest growth level recorded for the first six months of any year since 2000. Production in the agricultural, industrial and services sector rose 5.7%, 4.7% and 2.8%, respectively, during the first half of 2004 relative to the corresponding period in 2003.

Prices

The broad consumer rate index, or IPCA, rose 7.7% in 2001, 12.5% in 2002, 9.3% in 2003 and 7.2% for the twelve-month period ended August 31, 2004.

The inflation rate (as measured by GPI-DS) rose 10.4% in 2001, 26.4% in 2002, 7.7% in 2003 and 12.4% for the twelve-month period ended August 31, 2004.

Foreign Exchange

The real-dollar exchange rate (sell side), as published by the Central Bank, was R$3.5333 to US$1.00 on December 31, 2002, R$2.8892 to US$1.00 on December 31, 2003 and R$2.8586 to US$1.00 on September 30, 2004.

Employment

The unemployment rate in Brazil’s six largest metropolitan areas was 11.4% in August 2004, compared with 13.0% in August 2003 and 11.2% in July 2004.

Telecommunications Services

On June 30, 2004, the Supreme Judicial Court, an appellate court in Brazil, overturned a lower court ruling that had required that the IPCA inflation index be used for purposes of the annual inflation adjustment for fixed line telephone service in 2003. The appellate court affirmed the decision of the National Telecommunications Agency (Agência Nacional de Telecomunicações or ANATEL) to use the contractually prescribed GPI-DS index for purposes of the annual adjustment for 2003. This decision would have permitted fixed-line telecommunication service providers to increase 2004 rates by as much as ten or eleven percentage points above the 6.89% adjustment approved by ANATEL for 2004. The amount of the increase to reflect the appellate court’s decision was subject to negotiations between ANATEL and the various fixed-line telecommunications service providers. On August 13, 2004, the Government announced that it would permit fixed-line telecommunications service providers to increase their 2004 rates by 8.7% in two installments, in September 2004 and November 2004.

Foreign Investment

During the first eight months of 2004, net foreign direct investment totaled approximately US$11.7 billion, compared with approximately US$5.7 billion of such investment registered during the same period in 2003.

Monetary Policy

Between February 19, 2003 and April 14, 2004, the Central Bank reduced the Over/Selic rate target from 26.5% to 16%. On September 15, 2004, in an effort to manage inflationary expectations, the Central Bank announced an increase in the Over/Selic rate target from 16% to 16.25%.

In September 2004, the Central Bank announced that its monetary policy would be conducted to pursue a 5.1% inflation target in 2005. The target differs from the 4.5% target established by the National Monetary Council for 2005. The Central Bank’s higher target is intended to account for the continuing effects of higher commodity prices in 2004.

Public Finance

During the eight-month period ended August 31, 2004, Brazil’s accumulated consolidated public sector primary surplus was R$63.7 billion (5.8% of GDP), compared with the R$49.3 billion (5.0% of GDP) accumulated consolidated public sector primary surplus for the corresponding period in 2003. The accumulated consolidated public sector nominal deficit for the eight-month period ended August 31, 2004 was R$20.1 billion (1.8% of GDP), compared with the R$53.1 billion (5.4% of GDP) accumulated consolidated public sector nominal deficit for the corresponding period in 2003.

On August 6, 2004, President da Silva issued Provisional Measure No. 206, which is intended to promote domestic savings, investment and construction. The provisional measure introduces a sliding scale, effective January 1, 2005, for taxation of capital gains from fixed-income investments ranging from 22.5% for those held up to six months to 15% for those held for more than two years. The proposed legislation would also reduce the capital gains tax on equity investments to 15% from 20%. To promote greater fixed investment, the measure reduces the rate for the industrialized products tax (IPI) on capital goods to 2% from 3.5% and increases the number of goods exempt from the tax. Finally, the measure reduces and eventually eliminates the 7% tax on health and personal insurance plans.

On September 22, 2004, the Government announced that it had raised its primary surplus target for 2004 to 4.5% of GDP from 4.25% of GDP. The Government maintained its 2005 primary surplus target of 4.25% of GDP.

Public Debt

On August 31, 2004, Brazil’s net public sector debt stood at R$941.3 billion (or 54.1% of GDP). On August 31, 2004, Brazil’s consolidated net public sector external debt was R$161.4 billion.

On August 31, 2004, Brazil’s U.S. dollar-indexed domestic securities debt (including foreign exchange swaps issued by the Central Bank) totaled approximately R$100.2 billion (13.2% of all federal debt securities), a reduction from the approximately R$161.4 billion (22.1% of all federal debt securities) of such securities on December 31, 2003. By contrast, the aggregate principal amount of the federal debt securities indexed to the Over/Selic rate rose from R$366.3 billion (50.1% of all federal debt securities) on December 31, 2003 to R$403.2 billion (52.9% of all federal debt securities) on August 31, 2004, while fixed rate federal debt securities increased from R$91.5 billion (12.5% of all federal debt securities) on December 31, 2003 to R$126.9 billion (16.7% of all federal debt securities) on August 31, 2004.

Since 1994, debt management policy has been aimed at, among other things, lengthening the maturity of domestic public debt. In August 2004, the average tenor of Brazil’s domestic debt securities was 29.3 months, a reduction from the average tenor of 33.2 months in December 2002. The average maturity of Brazil’s domestic debt securities declined in 2002 largely because of the uncertainties relating to the October 2002 national elections in Brazil (during which time the Republic was compelled to increase its issuance of short-term debt). In 2003 and 2004, Brazil’s effort to reduce its vulnerability to external shocks by increasing its issuance of fixed-rate debt securities contributed to a further reduction of the average maturity of the Republic’s domestic debt securities, because Brazil’s fixed-rate debt securities tend to be short-term securities. For a description of certain external shocks to which Brazil has been subject, see “The Brazilian Economy—Recent Economic Events and Policies”. Of the R$761.8 billion in domestic debt securities outstanding on August 31, 2004, 44.5% were scheduled to mature on or before August 31, 2005.

On September 23, 2004, the International Monetary Fund, or the IMF, announced that it had completed its eighth review under the standby facility approved on September 6, 2002. The IMF found that Brazil had met all performance criteria under its letter of intent. The Government has advised the IMF that it considers the arrangement precautionary and that Brazil does not intend to draw on future installments under the facility.

Since the filing of its annual report for 2003 on Form 18-K on June 30, 2004, Brazil has completed:

•	an offering of US$750 million aggregate principal amount of its 10.5% Global Bonds due 2014 on July 14, 2004;

•	an offering of Euro 750,000,000 aggregate principal amount of its 8.50% Notes due 2012 on September 24, 2004; and

•	an offering of an additional Euro 250,000,000 aggregate principal amount of its 8.50% Notes due 2012 on September 30, 2004.

Brazil has signed an agreement pursuant to which it has agreed to issue, subject to certain conditions, US$1 billion aggregate principal amount of its 8.875% Global Bonds due 2019. The settlement is expected to occur on October 14, 2004.